From:	Carlson, Robert (Rob) R.
Sent:	Friday, October 05, 2007 11:39 AM
To:	‘pressmanm@sec.gov’
Cc:	Zuppone, Michael; Lee, Stephen E.
Subject:	Updated Response Letter and CTR Letter

Dear Michael:

Following our phone conversations of this morning, attached please find a letter concerning the disclosure of the terms of the commitment letter for the margin facility, as well as a copy of our letter withdrawing our request for confidential treatment of certain information in the commitment letter (as further modified pursuant to our conversations of this morning) as well as re-requesting confidential treatment for other information in the commitment letter. We have also included updated versions of the commitment letter (which include the mandate letter and the term sheet) showing redactions.

Best regards,

Rob Carlson

Rob R. Carlson, Esq.  |  Paul, Hastings, Janofsky & Walker LLP

515 South Flower Street, Twenty-fifth Floor, Los Angeles, CA 90071

direct: 213 683 6220  |  main: 213 683 6000  |  fax: 213 627 0705

robcarlson@paulhastings.com

www.paulhastings.com

(213) 683-6220

robcarlson@paulhastings.com

October 5, 2007

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Attention: Mr. Michael Pressman

Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance

Dear Mr. Pressman:

On behalf of our clients Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC (collectively, “Dubai World”), set forth below is our response to comments received from the staff of the Commission (the “Staff”) in a telephonic conference call on October 4, 2007, with respect to the Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2007, as amended by Amendment No. 1 filed with the Commission on August 28, 2007, Amendment No. 2 filed with the Commission on September 25, 2007, and Amendment No. 3 filed with the Commission on October 1, 2007 (collectively, the “Schedule TO”).

Schedule TO-T, Item 7

As requested, Dubai World will file an Amendment No. 4 to the Schedule TO which will include an additional sentence to the previous disclosure concerning the ability of the banks under the commitment letter for the margin facility to cause Dubai World to purchase the shares of MGM MIRAGE common stock pledged to the banks, upon foreclosure on the pledged shares of MGM MIRAGE following an acceleration of obligations under the margin facility. This sentence will be included in updated disclosures in Item 7 of the Schedule TO and will read as follows:

Assuming that the definitive agreements for the margin facility that may be entered into contain substantially similar language to that contained in the commitment letter, there is a substantial likelihood that, upon any foreclosure on the pledged Shares, the Shares would not be considered freely saleable under the margin facility, and in such case the banks would be able to cause Dubai World to purchase the pledged Shares.

Mr. Michael Pressman

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

October 5, 2007

Exhibit (d)(4) to Schedule TO

Reference is made herein to the amended request for confidential treatment which is being filed today with the Office of the Secretary (the “Amended Application”). In the Amended Application, the Applicant will be withdrawing its request for confidential treatment of certain provisions of the commitment letter (the “Withdrawn Information”). A copy of the Amended Application is being provided to you contemporaneously with this letter. As described in the Amended Application, the commitment letter for the margin facility which was previously filed as Exhibit (d)(4) to Schedule TO will be filed as an updated Exhibit (d)(4) to Amendment No. 4 to Schedule TO and will include the Withdrawn Information.

On behalf of Dubai World, we respectfully request the Staff’s review as soon as practicable. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or comments to the undersigned at (213) 683-6220 or Michael L. Zuppone at (212) 318-6906.

Sincerely,

/s/ Robert R. Carlson

Robert R. Carlson

for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: Martin L. Edelman